UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Advanced Environmental Petroleum Producers Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00773M106
(CUSIP Number)

J. Donald Payne c/o Oncolix, Inc. 14405 Walters Road, Suite 780, Houston, Texas 77014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00773M106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oncolix, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,465,130*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 61,465,130*
	10	SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,465,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* See Item 5.

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SCHEDULE 13D

CUSIP No.	00773M106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Redman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 61,465,130*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 61,465,130*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,465,130*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 5

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SCHEDULE 13D

CUSIP No.	00773M106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. Donald Payne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 61,465,130*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 61,465,130*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,465,130*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 5

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SCHEDULE 13D

CUSIP No.	00773M106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerry Youkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 61,465,130*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 61,465,130*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,465,130*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 5

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SCHEDULE 13D

CUSIP No.	00773M106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Podolski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 61,465,130*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 61,465,130*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,465,130*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 5

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SCHEDULE 13D

CUSIP No.	00773M106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dale Zajicek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 61,465,130*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 61,465,130*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,465,130*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 5

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Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock of Advanced Environmental Petroleum Producers Inc. (the “Issuer” or the “Company”), par value $0.0001 per share (the “Common Stock”). The principal executive officer of the Issuer is located at 14405 Walters Road, Suite 780, Houston, Texas 77014.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”): (i) Oncolix, Inc., a Delaware corporation (“Oncolix”); Michael T. Redman, a USA citizen who is the principal executive officer and a Director of Issuer and the principal executive officer and a Director of Oncolix (“Redman”); J. Donald Payne, a USA citizen who is the Secretary and a Director of Issuer and an executive officer of Oncolix (“Payne”); Jerry Youkey, a USA citizen who is a Director of Oncolix (“Youkey”); Joseph Podolski, a USA citizen who is a Director of Oncolix (“Podolski”); and Dale Zajicek, a USA citizen who is a Director of Oncolix (“Zajicek”);

(b)	The principal business address of each Reporting Person is 14405 Walters Road, Suite 780, Houston, Texas 77014.

(c)	The principal business of Oncolix is the development of pharmaceutical products. Youkey is Executive Vice President and Chief Academic Officer of the Greenville Health System of South Carolina and the Dean of the University of South Carolina School of Medicine in Greenville. Podolski and Zajicek are independent pharmaceutical executives.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Oncolix is a corporation formed under the laws of Delaware. Redman, Payne, Youkey, Podolski and Zajicek are citizens of the USA.

Item 3. Source and Amount of Funds or Other Considerations

The 61,465,130 shares of Issuer were acquired by Oncolix for $315,000 (the “Share Acquisition”), which was paid from the working capital of Oncolix.

Item 4. Purpose of Transaction

Oncolix is evaluating the feasibility and terms of a merger with Issuer as a vehicle for becoming a public entity. The Share Acquisition was made to maintain flexibility as Oncolix considers its options. Oncolix currently has no definitive plans for such a merger.

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Item 5. Interest in Securities of the Issuer

(a)	The 61,465,130 shares of Common Stock owned by Oncolix represent approximately 66% of the outstanding Common Stock of Issuer. Oncolix has sole voting and dispositive power for such 61,465,130 shares. As a result of being an officer and Director of Issuer, Redman and Payne may be deemed to be a beneficial owner of such 61,465,130 shares. Redman and Payne disclaim any such beneficial ownership of the 61,465,130 shares. As a result of being officers and Directors of Issuer, Redman and Payne have shared voting and dispositive power for the 61,465,130 shares.

As a result of being an officer of Oncolix, Redman and Payne may be deemed to be a beneficial owner of such 61,465,130 shares. Redman and Payne disclaim any such beneficial ownership of the 61,465,130 shares. As a result of being officers of Oncolix, Redman and Payne have shared voting and dispositive power for the 61,465,130 shares.

As a results of being Directors of Oncolix, Redman, Youkey, Podolski and Zajicek may be deemed to be a beneficial owner of such 61,465,130 shares. Redman and Payne disclaim any such beneficial ownership of the 61,465,130 shares. As a result of being Directors of Oncolix, Redman, Youkey, Podolski and Zajicek have shared voting and dispositive power for the 61,465,130 shares.

(b)	See (a) above.

(c)	Pursuant to a Stock Purchase Agreement dated as of March 6, 2017 by and among Oncolix, Brian K. Kistler then the majority shareholder and sole executive officer, employee and director of the Board of Issuer, New Opportunity Business Solutions, Inc. a corporation whose sole employee, officer, director, control person and shareholder was Mr. Kistler (“NOBS,” and together with Mr. Kistler, collectively, the “Seller”) and the Issuer (the “SPA”), on April 6, 2017, the Seller sold sell 61,465,130 shares of Issuer’s common stock owned by the Seller (approximately 66% of the issued and outstanding shares) to Oncolix for a purchase price of $315,000 (the “Share Acquisition”). As a result of the Share Acquisition, the Oncolix become the majority shareholder of the Issuer, and pursuant to the SPA, approximately $111,928 of the $315,000 purchase price was be utilized by the Seller to pay all outstanding indebtedness and financial obligations of the Issuer so that immediately following the closing of the Share Acquisition (the “SPA Closing”), the Issuer had no outstanding indebtedness and/or other financial obligations.

(d)	Pursuant to their powers and duties as officers or directors of Issuer or Oncolix, Redman, Payne, Youkey, Podolski and Zajicek have shared authority with respect to dividends or procedes from the sale of the 61,465,130 shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5(c).

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint filing Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oncolix, Inc.

By:	/s/ Michael T. Redman
Michael T. Redman
President and CEO

/s/ Michael T. Redman
Michael T. Redman

/s/ J. Donald Payne
J. Donald Payne

/s/ Jerry Youkey
Jerry Youkey

/s/ Joseph Podolski
Joseph Podolski

/s/ Dale Zajicek
Dale Zajicek

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.0001, of Advanced Environmental Petroleum Producers Inc., a Florida corporation (the “Issuer” or the “Company”), and that this agreement may be included as an exhibit to such joint filing. Each person executing this agreement is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but no person executing this agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Oncolix, Inc.

Dated: April 17, 2017	By:	/s/ Michael T. Redman
Michael T. Redman
President and CEO

/s/ Michael T. Redman
Michael T. Redman

/s/ J. Donald Payne
J. Donald Payne

/s/ Jerry Youkey
Jerry Youkey

/s/ Joseph Podolski
Joseph Podolski

/s/ Dale Zajicek
Dale Zajicek

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